

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Trex Company, Inc.
Mr. Bryan Fairbanks
Chief Financial Officer
160 Exeter Drive
Winchester, VA

      Re: **Trex Company, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2015
             Filed February 23, 2016
             File No. 1-14649

Dear Mr. Fairbanks:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>Business and Organization, page F-7</u>

1. You disclose that you operate in a single reportable segment. We note from page 16 and your website that you offer various products lines and subcategories. Please tell us your consideration of providing information about product sales pursuant to ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha, Senior Assistance Chief Accountant, at (202) 551-3854 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction